UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response...........11
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Boise Inc.
(formerly known as Aldabra 2 Acquisition Corp.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01408A202 (Common Stock)

(CUSIP Number)

Boise Cascade Holdings, L.L.C.	Madison Dearborn Partners, L.L.C.
1111 W. Jefferson St., Suite 300	Three First National Plaza
Boise, Idaho 83728	Suite 4600
Attention: General Counsel	Chicago, Illinois 60602
(208) 384-6161	Attention: Mark Tresnowski, General Counsel
(312) 895-1000

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01408A202

1	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Boise Cascade Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 35,861,910 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 35,861,910 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,861,910 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 42.5% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 01408A202

1	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Forest Products Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 35,861,910 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 35,861,910 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,861,910 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 42.5% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 35,861,910 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 35,861,910 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,861,910 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 42.5% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 35,861,910 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 35,861,910 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,861,910 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 42.5% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer.
The response set forth in Item 1 of the Schedule 13D is hereby incorporated by reference.

Item 2.	Identity and Background.
The response set forth in Item 2 of the Schedule 13D is hereby incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration.
The response set forth in Item 3 of the Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 12, 2009, BCH announced its intent to sell up to 15,000,000 of the 35,861,910  shares of Common Stock of the Company that it currently holds in a firm commitment underwritten public offering.  In connection with such offering, BCH will grant the underwriters an option to purchase up to an additional 2,550,000 shares to cover over allotments.  The final pricing and size of the offering will depend on market conditions.  Additional information regarding the terms of such offering are set forth in the preliminary prospectus supplement filed by the Company with the Securities and Exchange Commission on November 12, 2009.  BCH has agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of its shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of the prospectus supplement continuing through the date 90 days after the date of the prospectus supplement, except with the prior written consent of the representatives of the underwriters.  Subject to applicable laws and regulations and contractual commitments made in connection with the forgoing public offering, BCH may from time to time effect additional sales of the shares of Common Stock of the Company held by it.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)-(b)               BCH beneficially owns 35,861,910 shares of Common Stock.  BCH has the shared power to vote and dispose of 35,861,910 shares, constituting approximately 42.5% of the outstanding Common Stock.

FPH beneficially owns 35,861,910 shares of Common Stock.  FPH has the shared power to vote and dispose of 35,861,910 shares, constituting approximately 42.5% of the outstanding Common Stock.

MDCP IV beneficially owns 35,861,910 shares of Common Stock.  MDCP IV has the shared power to vote and dispose of 35,861,910 shares, constituting approximately 42.5% of the outstanding Common Stock.  MDP IV, as the general partner of MDCP IV, may also be deemed to beneficially own and to share the power to vote and dispose of the Common Stock held by MDCP IV.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.  The filing of this Schedule 13D/A by BCH, FPH, MDCP IV and MDP IV shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Shares.

All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 84,434,691 shares of Common Stock outstanding as of October 30, 2009, as reported in the Company’s Quarterly Report on Form 10-Q as filed on November 3, 2009.

(c)                                  There have been no transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

(d)                                 To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e)                                  Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of BCH’s plan to sell a portion of the shares of Common Stock of the Company held by it described in Item 4 of this Schedule 13D/A is hereby incorporated by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit A—Schedule 13D Joint Filing Agreement*

Exhibit B—Investor Rights Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on February 28, 2008)

Exhibit C—Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14A filed with the Commission on February 1, 2008)

* Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on March 3, 2008.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 12, 2009

Boise Cascade Holdings, L.L.C.

By:	/s/ David G. Gadda
Name:	David G. Gadda
Its:	Vice President and General Counsel

Forest Products Holdings, L.L.C.

By:	/s/ David G. Gadda
Name:	David G. Gadda
Its:	Vice President and General Counsel

Madison Dearborn Capital Partners IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles
Its:	Managing Director

Madison Dearborn Partners IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles
Its:	Managing Director